================================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                               _________________

                                   FORM 11-K

(Mark One)

   [X]          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1997

                                      OR

   [ ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


                   For the transition period from        to



                         Commission file number 1-8940


                               _________________


                  Philip Morris Deferred Profit-Sharing Plan


                             (Full title of the plan)



                         PHILIP MORRIS COMPANIES INC.
                                120 Park Avenue
                           New York, New York 10017

          (Name of issuer of the securities held pursuant to the plan and address of its principal executive office.)


================================================================================

                  PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                          ANNUAL REPORT ON FORM 11-K
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997





                               TABLE OF CONTENTS


                                                                 Page(s)
                                                                 -------

Report of Independent Accountants.............................       3

Financial Statements:
  Statements of Financial Condition as of December 31,
    1997 and 1996.............................................     4-5
  Statements of Income and Changes in Plan Equity for
    the years ended December 31, 1997, 1996 and 1995..........     6-8
  Notes to Financial Statements...............................    9-21

Signatures....................................................      22

Schedules:
  Schedule I - Investments as of December 31, 1997............   S-1-7

  Other schedules are omitted because the information required is contained in the financial statements.

Exhibits:
    23. Consent of Independent Accountants.

                      REPORT  of  INDEPENDENT  ACCOUNTANTS

To: The Corporate Employee Plans Investment Committee of Philip Morris
    Companies Inc., the Corporate Employee Benefit Committee of Philip Morris Companies Inc., the Administrator, and all Participants as a group (but not individually) of the Philip Morris Deferred Profit-Sharing Plan:

    We have audited the accompanying statements of financial condition of the Philip Morris Deferred Profit-Sharing Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1997, and the schedule of investments as of December 31, 1997. These financial statements and the financial statement schedule are the responsibility of the fiduciaries of the Plan appointed by Philip Morris Companies Inc. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the fiduciaries, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 1997 and 1996, and the income and changes in plan equity for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

    Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of financial condition and statements of income and changes in plan equity is presented for purposes of additional information rather than to present the financial condition and changes in income and plan equity of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                           /s/ COOPERS & LYBRAND L.L.P.

New York, New York
April 10, 1998

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                        STATEMENT OF FINANCIAL CONDITION
                             as of December 31, 1997
                            (in thousands of dollars)

                                    _______

                                                         U.S.                     Inter-                       Partic-
                                Equity     Interest   Government                 national             Growth   ipants'
                                Index       Income    Obligations Philip Morris   Equity   Balanced   Equity    Loan
                                 Fund        Fund        Fund       Stock Fund     Fund      Fund      Fund    Account      Total
                              ---------   ---------   ----------- -------------  --------  --------  --------  --------  -----------
ASSETS:
  Allocated share of
    Trust net assets          $ 969,022   $ 712,944    $ 62,791     $ 896,371    $ 33,652  $ 89,064  $ 69,250  $ 65,849  $ 2,898,943
  Employer contributions
    receivable                   29,370      23,081      11,261        24,806       1,331     2,547     2,333                 94,729
  Employee contributions
    receivable                      686         408          97           687          60        93       123                  2,154
                              ---------   ---------    --------     ---------    --------  --------  --------  --------  -----------
      Total assets              999,078     736,433      74,149       921,864      35,043    91,704    71,706    65,849    2,995,826
                              ---------   ---------    --------     ---------    --------  --------  --------  --------  -----------

      Plan equity             $ 999,078   $ 736,433    $ 74,149     $ 921,864    $ 35,043  $ 91,704  $ 71,706  $ 65,849  $ 2,995,826
                              =========   =========    ========     =========    ========  ========  ========  ========  ===========

  The accompanying notes are an integral part of these financial statements.

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                        STATEMENT OF FINANCIAL CONDITION
                             as of December 31, 1996
                            (in thousands of dollars)

                                    _______

                                                    U.S.                      Inter-                         Partic-
                            Equity   Interest    Government                  national              Growth    ipants'
                            Index     Income     Obligations  Philip Morris   Equity   Balanced    Equity     Loan
                             Fund      Fund         Fund       Stock Fund      Fund      Fund       Fund     Account      Total
                         ----------  ---------  -----------  ------------- ---------- ---------- ---------- ----------  ----------
ASSETS:
  Allocated share of
    Trust net assets      $724,192   $686,005    $50,722      $757,242      $27,550    $50,572    $36,719    $64,645    $2,397,647
  Employer contributions
    receivable              28,434     24,072      8,865        24,789        1,175      1,577      1,559                   90,471
                          --------   --------    -------      --------      -------    -------    -------    -------    ----------

      Total assets         752,626    710,077     59,587       782,031       28,725     52,149     38,278     64,645     2,488,118
                          --------   --------    -------      --------      -------    -------    -------    -------    ----------
      Plan equity         $752,626   $710,077    $59,587      $782,031      $28,725    $52,149    $38,278    $64,645    $2,488,118
                          ========   ========    =======      ========      =======    =======    =======    =======    ==========


  The accompanying notes are an integral part of these financial statements.

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      for the year ended December 31, 1997
                            (in thousands of dollars)
                                    _______

                                                                  U.S.                     Inter-
                                      Equity     Interest     Government                  national                  Growth
                                      Index       Income      Obligations Philip Morris    Equity     Balanced      Equity
                                       Fund        Fund          Fund       Stock Fund      Fund        Fund         Fund
                                   -----------  -----------  ------------ ------------- -----------  -----------  -----------
ADDITIONS:
 Employer contributions            $    29,362  $    23,083  $    11,267   $    24,806  $     1,331  $     2,547  $     2,333
 Employee contributions                 10,739        6,771        1,490        10,878        1,183        1,361        1,931
 Allocated share of Trust
   investment activities:
     Interest income                         1       44,274        3,415         1,502
     Dividend income                                                            32,837                     8,217       13,139
     Net appreciation
       (depreciation) in
        fair value of investments      238,729                       783       141,297          267        4,935       (6,433)
                                   -----------  -----------  -----------   -----------  -----------  -----------  -----------
                                       238,730       44,274        4,198       175,636          267       13,152        6,706
                                   -----------  -----------  -----------   -----------  -----------  -----------  -----------
          Total additions              278,831       74,128       16,955       211,320        2,781       17,060       10,970
                                   -----------  -----------  -----------   -----------  -----------  -----------  -----------
DEDUCTIONS:
  Distributions and
    withdrawals                        (32,670)     (37,916)      (4,663)      (25,857)        (841)      (1,590)      (1,703)
  General and administrative
    expenses                              (328)        (477)         (88)         (236)        (109)         (29)         (31)
                                   -----------  -----------   -----------  -----------  -----------  -----------  -----------
      Total deductions                 (32,998)     (38,393)      (4,751)      (26,093)        (950)      (1,619)      (1,734)
                                   -----------  -----------  -----------   -----------  -----------  -----------  -----------
Net transfers among funds                  352      (10,890)       2,710       (45,052)       4,483       24,101       24,296
Net transfers between plans                 24                                      35
Participants' loans                     (7,844)      (5,444)      (1,183)       (8,190)        (258)        (372)        (483)
Participants' loan repayments            8,087        6,955          831         7,813          262          385          379
                                   -----------  -----------  -----------   -----------  -----------  -----------  -----------
          Net additions                246,452       26,356       14,562       139,833        6,318       39,555       33,428

PLAN EQUITY:
  Beginning of year                    752,626      710,077       59,587       782,031       28,725       52,149       38,278
                                   -----------  -----------  -----------   -----------  -----------  -----------  -----------
  End of year                      $   999,078  $   736,433  $    74,149   $   921,864  $    35,043  $    91,704  $    71,706
                                   ===========  ===========  ===========   ===========  ===========  ===========  ===========
                                   Participants'
                                       Loan
                                      Account        Total
                                   -------------  -----------
ADDITIONS:
 Employer contributions                           $    94,729
 Employee contributions                                34,353
 Allocated share of Trust
   investment activities:
     Interest income              $     4,856          54,048
     Dividend income                                   54,193
     Net appreciation
       (depreciation) in
        fair value of investments                     379,578
                                  -----------     -----------
                                        4,856         487,819
                                  -----------     -----------
          Total additions               4,856         616,901
                                  -----------     -----------
DEDUCTIONS:
  Distributions and
    withdrawals                        (2,714)       (107,954)
  General and administrative
    expenses                                           (1,298)
                                  -----------     -----------
      Total deductions                 (2,714)       (109,252)
                                  -----------     -----------
Net transfers among funds                                 -
Net transfers between plans                                59
Participants' loans                    23,774             -
Participants' loan repayments         (24,712)            -
                                  -----------     -----------
          Net additions                 1,204         507,708

PLAN EQUITY:
      Beginning of year                64,645       2,488,118
                                  -----------     -----------
      End of year                 $    65,849     $ 2,995,826
                                  ===========     ===========

   The accompanying notes are an integral part of these financial statements.

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      for the year ended December 31, 1996
                            (in thousands of dollars)
                                    _______

                                                                   U.S.                       Inter-
                                       Equity       Interest   Government                    national                   Growth
                                       Index         Income    Obligations   Philip Morris     Equity     Balanced      Equity
                                        Fund          Fund         Fund       Stock Fund        Fund        Fund         Fund
                                    -----------  -----------  ------------   -------------  -----------  -----------  -----------
ADDITIONS:
  Employer contributions            $    28,433  $    24,068  $     8,864    $    24,783    $     1,175  $     1,577  $     1,559
  Employee contributions                  9,201        7,076        1,440          8,414            813          759        1,264
  Allocated share of Trust
    investment activities:
      Interest income                         5       41,640        2,923            875              1            3            2
      Dividend income                                                             31,315                       2,665        2,251
      Net appreciation
        (depreciation) in
         fair value of investments      134,965                    (1,363)       143,433          1,743        2,627        1,424
                                    -----------  -----------  -----------    -----------    -----------  -----------  -----------
                                        134,970       41,640        1,560        175,623          1,744        5,295        3,677
                                    -----------  -----------  -----------    -----------    -----------  -----------  -----------
      Total additions                   172,604       72,784       11,864        208,820          3,732        7,631        6,500
                                    -----------  -----------  -----------    -----------    -----------  -----------  -----------
DEDUCTIONS:
  Distributions and
    withdrawals                         (23,813)     (32,396)      (2,101)       (21,486)          (404)        (924)        (697)
  General and administrative
    expenses                               (284)        (408)         (89)          (260)           (67)         (24)         (24)
                                    -----------  -----------  -----------    -----------    -----------   ----------- -----------
      Total deductions                  (24,097)     (32,804)      (2,190)       (21,746)          (471)        (948)        (721)
                                    -----------  -----------  -----------    -----------    -----------  -----------  -----------
Net transfers among funds                 8,157       37,808       (1,282)       (96,589)        15,728       22,148       14,030
Net transfers between plans                 160          442           47            379             (5)                      (51)
Participants' loans                      (8,368)      (6,586)      (1,157)        (7,645)          (224)        (296)        (324)
Participants' loan repayments             7,904        7,501          750          6,665            205          229          374
                                    -----------  -----------  -----------    -----------    -----------  -----------  -----------
          Net additions                 156,360       79,145        8,032         89,884         18,965       28,764       19,808

PLAN EQUITY:
  Beginning of year                     596,266      630,932       51,555        692,147          9,760       23,385       18,470
                                    -----------  -----------  -----------    -----------    -----------  -----------  -----------
  End of year                       $   752,626  $   710,077  $    59,587    $   782,031    $    28,725  $    52,149  $    38,278
                                    ===========  ===========  ===========    ===========    ===========  ===========  ===========
                                 Participants'
                                    Loan
                                   Account         Total
                                 ------------   -----------
ADDITIONS:
  Employer contributions                        $    90,459
  Employee contributions                             28,967
  Allocated share of Trust
    investment activities:
      Interest income             $     4,490        49,939
      Dividend income                                36,231
      Net appreciation
        (depreciation) in
         fair value of investment                   282,829
                                  -----------   -----------
                                        4,490       368,999
                                  -----------   -----------
      Total additions                   4,490       488,425
                                  -----------   -----------
DEDUCTIONS:
  Distributions and
    withdrawals                        (2,735)      (84,556)
  General and administrative
    expenses                                         (1,156)
                                  -----------   -----------
      Total deductions                 (2,735)      (85,712)
                                  -----------   -----------
Net transfers among funds                               -
Net transfers between plans                42         1,014
Participants' loans                    24,600           -
Participants' loan repayments         (23,628)          -
                                  -----------   -----------
          Net additions                 2,769       403,727

PLAN EQUITY:
  Beginning of year                    61,876     2,084,391
                                  -----------   -----------
  End of year                     $    64,645   $ 2,488,118
                                  ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      for the year ended December 31, 1995
                            (in thousands of dollars)
                                   _______

                                                                                      U.S.            Philip         Inter-
                                                  Equity          Interest         Government         Morris        national
                                                  Index            Income          Obligations        Stock          Equity
                                                   Fund             Fund              Fund             Fund           Fund
                                                ---------        ---------        -----------       ---------       --------
 ADDITIONS:
   Employer contributions                       $  27,105        $  24,142          $  7,253        $  20,929       $   673
   Employee contributions                           7,375            7,305             1,261            6,038           112
   Allocated share of Trust
     investment activities:
       Interest income                                  2           41,513             2,302              501
       Dividend income                                  1                                              27,216
       Net appreciation
         (depreciation) in
          fair value of investments               158,624                              1,578          247,136           301
                                                ---------        ---------          --------        ---------       -------
                                                  158,627           41,513             3,880          274,853           301
                                                ---------        ---------          --------        ---------       -------
       Total additions                            193,107           72,960            12,394          301,820         1,086
                                                ---------        ---------          --------        ---------       -------
 DEDUCTIONS:
   Distributions and
     withdrawals                                  (28,843)         (42,878)           (3,400)         (28,406)           (6)
   General and administrative
     expenses                                        (256)            (395)              (76)            (234)           (8)
                                                ---------        ---------          --------        ---------       -------
       Total deductions                           (29,099)         (43,273)           (3,476)         (28,640)          (14)
                                                ---------        ---------          --------        ---------       -------
 Net transfers among funds                         (6,174)          (3,701)            2,975          (40,432)        8,705
 Net transfers between plans                           47              271                 3              300
 Participants' loans                               (8,072)          (7,757)             (997)          (6,674)          (40)
 Participants' loan repayments                      6,644            7,227               609            5,388            23
                                                ---------        ---------          --------        ---------       -------
       Net additions                              156,453           25,727            11,508          231,762         9,760

 PLAN EQUITY:
   Beginning of year                              439,813          605,205            40,047          460,385             -
                                                ---------        ---------          --------        ---------       -------
   End of year                                  $ 596,266        $ 630,932          $ 51,555        $ 692,147       $ 9,760
                                                =========        =========          ========        =========       =======
                                                                        Growth        Participants'
                                                      Balanced          Equity            Loan
                                                        Fund             Fund            Account          Total
                                                      --------         --------       -------------    -----------
 ADDITIONS:
   Employer contributions                             $    892         $    897                        $    81,891
   Employee contributions                                  131              203                             22,425
   Allocated share of Trust
     investment activities:
       Interest income                                                                   $  3,426           47,744
       Dividend income                                     856              978                             29,051
       Net appreciation
         (depreciation) in
          fair value of investments                        406             (825)                           407,220
                                                      --------         --------          --------      -----------
                                                         1,262              153             3,426          484,015
                                                      --------         --------          --------      -----------
       Total additions                                   2,285            1,253             3,426          588,331
                                                      --------         --------          --------      -----------
 DEDUCTIONS:
   Distributions and
     withdrawals                                          (163)             (38)           (2,724)        (106,458)
   General and administrative
     expenses                                                                                                 (969)
                                                      --------         --------          --------      -----------
       Total deductions                                   (163)             (38)           (2,724)        (107,427)
                                                      --------         --------          --------      -----------
 Net transfers among funds                              21,335           17,292                                  -
 Net transfers between plans                                                                   10              631
 Participants' loans                                      (120)            (100)           23,760                -
 Participants' loan repayments                              48               63           (20,002)               -
                                                      --------         --------          --------      -----------
       Net additions                                    23,385           18,470             4,470          481,535

 PLAN EQUITY:
   Beginning of year                                        -                -             57,406        1,602,856
                                                      --------         --------          --------      -----------
   End of year                                        $ 23,385         $ 18,470          $ 61,876      $ 2,084,391
                                                      ========         ========          ========      ===========

  The accompanying notes are an integral part of these financial statements.

                  PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS

1.  General Description of the Plan:

    The Philip Morris Deferred Profit-Sharing Plan (the "Plan") is a defined contribution plan maintained for the benefit of eligible non-union salaried and hourly employees of Philip Morris Companies Inc. (the "Company"), and certain of its domestic subsidiaries, including Philip Morris Incorporated and certain of its subsidiaries ("Philip Morris"), Miller Brewing Company and certain of its subsidiaries ("Miller"), Philip Morris Capital Corporation, Philip Morris Management Corp., and certain headquarters employees of Philip Morris International Inc. (collectively, the "Participating Companies"). The Plan is designed to provide eligible employees with an opportunity to share in the profits of their respective Participating Companies and to invest certain of their funds in a tax-advantaged manner (see Note 3). Employees of Kraft Foods, Inc. and its subsidiaries are not eligible to participate in the Plan.

    Eligible employees generally may make before-tax and after-tax contributions beginning on or after the January 1 following their respective dates of hire. Eligible employees who complete twenty-four months of accredited service are eligible to share in their Participating Company's contribution (the "Contribution") as described in Note 3. The provisions of the Plan are detailed in the official Plan document which legally governs the operation of the Plan.

    The administration of the Plan has generally been delegated to the Corporate Employee Benefit Committee of the Company (the "Committee") and the Senior Vice President, Human Resources and Administration of the Company (the "Administrator"). The Corporate Employee Plans Investment Committee of the Company (the "Investment Committee") is responsible for the selection of the investment options set forth below in which participants elect to invest their assets in the Plan and monitors the performance of these investment options. The Committee, the Administrator, and the Investment Committee are hereinafter collectively referred to as the "Fiduciaries".

    Assets of the Plan are co-invested with the assets of the Philip Morris Incorporated Deferred Profit-Sharing Plan (the "PMI Plan") and the assets of the Philip Morris Incorporated Deferred Profit-Sharing Plan for Craft Employees (the "PMI Craft Plan") in a commingled investment fund known as the Philip Morris Deferred Profit-Sharing Trust Fund (the "Trust") for which Bankers Trust Company (the "Trustee") serves as the trustee (see Note 7).

    Prior to June 20, 1995, participants had the option of investing their Plan Accounts (see Note 4) in ten percent increments in four funds. Effective July 10, 1995, participants have the option of investing their Plan Accounts in one percent increments in the following seven funds:

       EQUITY INDEX FUND - This fund is invested primarily in an index fund of stocks on a weighted average basis in approximately the same proportion as the Standard & Poor's Composite Index of 500 Stocks ("S&P 500").

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

       INTEREST INCOME FUND - This fund consists primarily of investment contracts entered into by the Trustee with financial institutions, each of which agrees to repay in full the amounts invested with the institution, plus interest. The assets of the Interest Income Fund are also invested in pools of mortgage-backed and asset-backed securities, corporate bonds, and obligations of the United States Government and its agencies. As an integral part of the purchase of each pool of these investments for the Interest Income Fund, a financial institution agrees to protect the pool to the extent its market value fluctuates from original cost, but not in the event of a default of any security in the pool.

       U.S. GOVERNMENT OBLIGATIONS FUND - This fund includes primarily direct obligations of the U.S. Government or its agencies, obligations guaranteed by the U.S. Government or its agencies, and fully insured bank deposits. The average maturity of the U.S. Government securities in the U.S. Government Obligations Fund is approximately five years. Prior to July 15, 1995, the average maturity of the securities in this fund was two years.

       PHILIP MORRIS STOCK FUND - This fund is invested in the common stock of the Company (the "Common Stock") and short-term temporary investments.

       INTERNATIONAL EQUITY FUND - This fund is invested primarily in common stocks of the foreign companies that make up the Europe, Australia, and Far East (EAFE) index.

       BALANCED FUND - This fund is invested primarily in a diversified mix of domestic and foreign stocks, investment grade bonds, international bonds, and investment grade money market funds. In general, the assets of the Balanced Fund may be invested according to the following mix: 40 percent to 70 percent in stocks, 20 percent to 55 percent in bonds, and zero percent to 25 percent in money market instruments.

       GROWTH EQUITY FUND - This fund is invested primarily in stocks of domestic and foreign companies considered to have better-than-average prospects for long term growth and with a history of, or commitment to, regular dividend payments.

    None of the foregoing funds guarantees a return to the participant. Prior to June 20, 1995, participants could change their investment elections once each month. Effective July 10, 1995, participants normally can change their investment elections on any business day.

    Any Contribution and participant contributions made to a Plan Account established on and after January 1, 1992, for which no investment direction has been given are invested in the U.S. Government Obligations Fund. In all other cases, the Contribution and any participant contributions made to a Plan Account for which no investment direction has been given are invested in the Equity Index Fund.

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

    Each participant may vote all the shares of Common Stock held in his or her Plan Accounts and invested in the Philip Morris Stock Fund. The Trustee will vote full and fractional shares of Common Stock in accordance with each individual participant's instruction. The Trustee votes those shares of Common Stock for which no or inadequate voting instructions have been received in the same proportions as the shares for which instructions have been received.

    At December 31, 1997 and 1996, there were 13,371 and 13,049 participants, respectively, some of whom elected to invest in more than one fund. Set forth below is the number of participants investing in each fund.

                                                                December 31,
                                                             ------------------
                                                              1997        1996
                                                             ------      ------
        Equity Index Fund                                     9,325       9,085
        Interest Income Fund                                  6,902       7,551
        U.S. Government Obligations Fund                      2,507       2,468
        Philip Morris Stock Fund                             10,669      10,171
        International Equity Fund                             1,734       1,394
        Balanced Fund                                         2,064       1,355
        Growth Equity Fund                                    2,370       1,582

    Each participant is at all times fully vested in the balance of all of his or her Accounts, which includes a Company Account and may include Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts.

2.  Summary of Significant Accounting Policies:

    Valuation of Trust Investments:

       Investments in common trust funds of the General Employee Benefit Common Trust of Bankers Trust Company ("GEBT") are valued on the basis of the relative interest of each participating investor (including each participant) in the fair value of the underlying assets of each of the respective GEBT common trust funds.

       Investment contracts and the pools of mortgaged-backed and asset-backed securities and other investments held in the Interest Income Fund are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by employer-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issuers or otherwise. The fair value of the investment contracts and the pools of mortgaged-backed and asset-backed securities and other investments at December 31, 1997 and 1996 was $1,008,934,751 and $1,027,591,523,

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

       respectively. The average yield and crediting interest rate of the Interest Income Fund was approximately seven percent for 1997 and 1996. The crediting interest rate for the pools of mortgaged-backed and asset-backed securities and other investments is reset periodically by the issuer based on the relationship between the contract value and the fair value of the underlying securities, but cannot be less than zero. The crediting interest rate for the investment contracts is either agreed-to in advance with the issuer or varies based on an agreed-to formula, but cannot be less than zero.

       Securities listed on an exchange are valued at the closing price on the last business day of the year; listed securities for which no sale was reported on that date are recorded at the last reported bid price. However, if trading in Common Stock has been suspended on the New York Stock Exchange on a trading day and not resumed before the end of the trading day, the Trustee will use the composite price listed in The Wall Street Journal on the next business day. Effective July 14, 1997, the Trustee will use a weighted average sales price method for valuing the portion of Participants' Accounts transferred from the Philip Morris Stock Fund if using the closing price or composite price of Common Stock results in a value of the Philip Morris Stock Fund which is at least one-tenth of one percent (.1%) less than the value using the weighted average sales price method. The weighted average sales price method uses the average of all of the prices for which Common Stock is sold over one or more business days as determined by the Trustee. Securities that are not listed on an exchange are generally traded in active markets and valued by the Trustee from quoted market prices.

       Short-term temporary investments are generally carried at cost, which approximates fair value.

    Investment Transactions and Investment Income of the Trust:

       Investment transactions are accounted for on the dates purchases or sales are executed. Realized gains and losses are computed on the basis of average cost of investments sold. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

       In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end (see Note 8).

3.  Contributions:

    The Contribution for the year is accrued by the Plan based upon the amount to be funded each year in accordance with the defined contribution formula noted below. Participants' contributions are recorded in the period in which they are withheld by the Participating Companies.

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

    The Contribution on behalf of eligible employees of Philip Morris who have met the twenty-four month service requirement is an amount equal to the lesser of (1) three percent of the Operating Profit (defined below) of Philip Morris, less the amounts allocated for participants in the PMI Plan and the PMI Craft Plan or (2) 15 percent of the aggregate participant compensation for such year of the participants employed by Philip Morris among whom the Contribution is to be allocated. The Contribution on behalf of eligible employees of Miller who have met the twenty-four month service requirement is an amount equal to the lesser of (1) three percent of the Operating Profit of Miller, or (2) 15 percent of the aggregate participant compensation for such year of the participants employed by Miller among whom the Contribution is to be allocated.

    The Contribution by Philip Morris, expressed as a uniform percentage of aggregate participant compensation, is allocated ratably among participants (the "Philip Morris Contribution Percentage") according to their individual compensation. The Contribution by Miller, expressed as a uniform percentage of aggregate participant compensation, is allocated ratably among participants (the "Miller Contribution Percentage") according to their individual compensation.

    The Contribution on behalf of eligible employees of any other of the Participating Companies is the greater of (1) the Philip Morris Contribution Percentage, or (2) the Miller Contribution Percentage, multiplied in either case by aggregate participant compensation for such year of the participants of these other Participating Companies among whom the contribution is to be allocated. The aggregate of the Contribution to the Plan and the contributions to the PMI Plan and the PMI Craft Plan may not be more than three percent of consolidated earnings of the Company and its subsidiaries before income taxes and cumulative effect of any accounting change and provisions for deferred profit-sharing and incentive compensation plans.

    However, due to limitations under the Internal Revenue Code of 1986, as amended (the "Code"), certain amounts for highly compensated employees are not contributed to the Trust but are instead recorded as liabilities of the Participating Companies.

    Operating Profit is defined as the earnings of Philip Morris or Miller, as the case may be, before cumulative effect of accounting changes, discontinued operations, extraordinary items, interest and other debt expense, income taxes, amortization of goodwill, any minority interest, general corporate expenses, the amount of any deduction used in computing such earnings for the Contribution to the Plan and the contributions to the PMI Plan and the PMI Craft Plan, contributions to any incentive compensation plan and effective in 1997, before such other charges as the Compensation Committee of the Board of Directors of the Company, in its sole discretion, shall determine to exclude from the Operating Profit of Philip Morris or Miller. As permitted by the Plan, for 1997, initial settlement charges relating to the resolution of certain litigation were excluded in calculating the Operating Profit of Philip Morris.

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

    No contribution is required from any participant under the Plan. Participants may make contributions on a before-tax and after-tax basis to the Plan. If a participant has not made the maximum after-tax contribution, he or she may make an additional lump sum contribution, subject to certain statutory limits. The percentage of compensation available for these contributions may vary from year-to-year and by Participating Company. The aggregate contributions actually made by participants may not cause the Plan to violate limitations on such contributions set forth in the Code. The Code also imposes a dollar limitation on the amount of before-tax contributions for a calendar year. For 1997, a participant's before-tax contribution was limited to $9,500, with a limitation of eight percent of compensation (11 percent in the case of employees of Miller) on the total amount of before-tax and after-tax contributions. For 1998, a participant's before-tax contribution will be limited to $10,000, with a limitation of ten percent of compensation (11 percent in the case of employees of Miller) on the total amount of before-tax and after-tax contributions.

    The Contribution and participant contributions are subject to specified limitations as described in the Code and the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

    The Plan provides, in the event of a Change of Control (as defined in the Plan) of the Company, for a Contribution for the year in which the Change of Control occurs and for two years thereafter at least equal to the lesser of
    (a) the percentage of participants' compensation that was contributed to the Plan for the year prior to the year in which the Change of Control occurs or
    (b) 10 percent of the participants' applicable annual compensation.

4.  Valuation of Participant Accounts:

    The Committee maintains Accounts for each participant to reflect the source and the participant's share of the funds invested in the Trust:


       Account                      Source
       -------                      -------

       Company Account              Contributions
       Personal Before-Tax Account  Before-tax contributions
       Personal After-Tax Account   After-tax contributions
       Rollover Account             Amounts transferred, directly or indirectly,
                                    from another plan qualified under
                                    Section 401(a) of the Code
       PAYSOP Account               The account balance transferred from the
                                    Philip Morris Employee Stock Ownership Plan
       Loan Account                 Outstanding loans obtained from the Plan


    At the end of each month (effective July 10, 1995, each business day), the Trustee determines the current fair value of each of the investment funds in the Trust described in Note 1. The fair value of each participant's share in the Trust is determined with respect to their Company, Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts on the basis of their proportionate share in each investment fund.

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

5.  Withdrawals and Distributions:

    Participants may make withdrawals against their Company, Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts in accordance with the provisions outlined in the Plan.

    Withdrawals by participants will not be permitted if they would have the effect of disqualifying the Plan and the related Trust from exemption from taxation.

    Distributions are made only in the event that a person ceases to be a participant. Upon termination of employment, including retirement, a participant has numerous options available, as described in the Plan, with respect to his or her Company, Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts. Normally, distributions are made within one month after such termination.

    In the event the Plan is terminated, distributions will be made in accordance with the current value of participants' Accounts under the direction of the Committee and in accordance with the Code.

6.  Participants' Loans:

    The loan program permits participants to borrow from their Company, Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts under the Plan in accordance with the provisions outlined in the Plan.

    A participant's Loan Account equals the principal amount of his or her loans outstanding. The principal amount of loan repayments reduce the Loan Account and are added back to the participant's Accounts originally used as the source of the loan. The repaid amount (including interest) is reinvested in the funds according to the participant's current investment authorization.

    Participants' loans are carried at the original principal amount less principal repayments. Participants' loan repayments receivable represent amounts withheld by the Participating Companies from participants' compensation and not yet remitted to the Plan. Amounts to be disbursed under employee loan agreements are recorded as undistributed participants' loans as of the loan agreement date.

7.  Investments Held by the Trust:

    In 1997 and 1996, $59,000 and $1,014,000 were transferred into the Plan, net of transfers out of the Plan, respectively, from the PMI Plan and the PMI Craft Plan as a result of employees being transferred between hourly and salaried status.

    The Plan's allocated share of the Trust's net assets and investment activities is based upon the total of each individual participant's share of the Trust. The Plan's approximate allocated share of the Trust and its approximate allocated share of the net assets of each fund in the Trust at December 31, 1997 and 1996, were:

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)

                                                           1997          1996
                                                           ----          ----
       Trust                                                68%           68%
       Equity Index Fund                                    70%           70%
       Interest Income Fund                                 65%           65%
       U.S. Government Obligations Fund                     44%           44%
       Philip Morris Stock Fund                             70%           72%
       International Equity Fund                            87%           87%
       Balanced Fund                                        89%           91%
       Growth Equity Fund                                   83%           87%
       Participants' Loan Account                           50%           51%

    The Plan's approximate allocated share of the Trust's investment activities for the years ended December 31, 1997, 1996 and 1995, was 70 percent, 70 percent and 71 percent, respectively.

    Taxes and fees incurred by the Trust and most of the costs of administering the Plan and Trust paid to third parties are paid by the Trust. The following expenses are paid from the Plan's assets: investment management fees, brokerage commissions, trustee's fees, audit fees, recordkeeping fees and legal fees. For 1997 and 1996, the approximate amount of such expenses, expressed as a percentage of the average net assets of each fund under the Plan, are as follows:

                                                           1997          1996
                                                           -----         -----
       Equity Index Fund                                   0.04%         0.04%
       Interest Income Fund                                0.07%         0.06%
       U.S. Government Obligations Fund                    0.13%         0.16%
       Philip Morris Stock Fund                            0.03%         0.04%
       International Equity Fund                           0.34%         0.35%
       Balanced Fund                                       0.04%         0.06%
       Growth Equity Fund                                  0.06%         0.08%

    Investments that represented five percent or more of total Trust assets as of December 31, 1997 and 1996, were:

                                                         1997            1996
                                                      ----------      ----------
       Equity Index Fund
         GEBT Equity Index Fund                       $1,377,252      $1,035,144
       Interest Income Fund
         BT GNMA Pooled Fund                            $323,525
       Philip Morris Stock Fund
         Common Stock                                 $1,249,425      $1,017,594

    The GEBT Equity Index Fund currently includes Common Stock.

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)

    At December 31, 1997 and 1996, the financial position of the Trust was:

                                                         1997              1996
                                                      ----------        ----------
Assets:
  Investments at fair value:
   Equity Index Fund:
     GEBT Equity Index Fund
        (cost $751,660 and $663,661)                  $1,377,252        $1,035,144
   Interest Income Fund:
     Investment contracts (at contract value)
        (cost approximates contract value)               988,404           998,637
     Short-term temporary investments
        (cost approximates fair value)                    96,954            58,829
   U.S. Government Obligations Fund:
     Government securities
        (cost $119,577 and $100,977)                     121,223           100,773
     Federal agency obligations
        (cost $16,774 and $12,392)                        16,904            12,212
     Short-term temporary investments
        (cost approximates fair value)                     2,594             1,040
   Philip Morris Stock Fund:
     Common stock
        (cost $756,882 and $517,740)                   1,249,425         1,017,594
     Short-term temporary investments
        (cost approximates fair value)                    32,486            24,282
   International Equity Fund:
     International Equity Fund
        (cost $37,823 and $29,618)                        38,619            31,548
   Balanced Fund:
     Balanced Fund
        (cost $95,674 and $53,125)                       101,002            55,832
   Growth Equity Fund:
     Growth Equity Fund
        (cost $92,678 and $41,359)                        83,517            42,018

 Other investments:
   Participants' Loan Account:
     Loans to participants                               131,375           126,525
                                                      ----------        ----------

        Total investments                              4,239,755         3,504,434

 Receivables:
   Investments sold                                          946             8,388
   Interest income                                         9,205             9,211
   Dividend income                                        11,112            10,826
                                                      ----------        ----------

        Total assets                                   4,261,018         3,532,859

Liabilities:
 Investments purchased                                     3,179             6,116
 Other payables                                                -             1,527
                                                      ----------        ----------

        Net assets                                    $4,257,839        $3,525,216
                                                      ==========        ==========

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)

    The changes in the Trust net assets for the years ended December 31, 1997, 1996 and 1995, were:

                                                1997            1996           1995
                                             ----------     ----------     ----------
       Additions:
          Employer contributions             $  155,951     $  144,224     $  127,873
          Employee contributions                 41,969         38,823         33,393

       Investment activities:
          Interest                               77,778         72,270         69,274
          Dividends                              72,286         48,968         39,053
          Interest on participant loans           9,655          8,642          7,005
                                             ----------     ----------     ----------
                                                159,719        129,880        115,332
          Net appreciation
             in fair value of investments       524,019        394,208        563,777
                                             ----------     ----------     ----------
             Net investment activities          683,738        524,088        679,109

       Deductions:
          Distributions and withdrawals        (146,913)      (114,236)      (149,624)
          General and administrative
           expenses                              (2,122)        (1,748)        (1,466)
                                             ----------     ----------     ----------

       Increase in Trust net assets             732,623        591,151        689,285
       Net assets:
          Beginning of year                   3,525,216      2,934,065      2,244,780
                                             ----------     ----------     ----------
          End of year                        $4,257,839     $3,525,216     $2,934,065
                                             ==========     ==========     ==========

                  PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                (in thousands of dollars, except per unit data)
                                  (continued)


    The number of employee participation units and the net asset value per unit for the funds at December 31, 1997 and 1996, were:

                                                           U.S.       Philip      Inter-
                               Equity     Interest     Government     Morris     national                   Growth
                               Index       Income      Obligations    Stock       Equity      Balanced      Equity
                                Fund        Fund           Fund       Fund         Fund         Fund         Fund
                            ----------   ----------   ------------ ----------   ----------   ----------   ----------
1997:
   Net Assets               $1,379,028   $1,091,193   $  142,054   $1,292,070   $   38,831   $   99,422   $   83,033
   Number of
      participation units      146,142      300,910       50,193      135,499       33,678       65,534       58,232
   Net asset value
      per unit              $   9.4362   $   3.6263   $   2.8302   $   9.5356   $   1.1530   $   1.5171   $   1.4259

1996:
   Net Assets               $1,035,144   $1,057,368   $  116,520   $1,059,496   $   31,548   $   55,832   $   42,018
   Number of
      participation units      146,462      309,144       44,421      138,398       28,324       44,725       34,944
   Net asset value
      per unit              $   7.0677   $   3.4203   $   2.6231   $   7.6554   $   1.1138   $   1.2483   $   1.2024

                            Participants'
                               Loan
                              Account       Total
                            ------------- ----------
1997:
   Net Assets               $  132,208    $4,257,839
   Number of
      participation units
   Net asset value
      per unit

1996:
   Net Assets               $  127,290    $3,525,216
   Number of
      participation units
   Net asset value
      per unit

                  PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)

8.  Net Appreciation (Depreciation) in Fair Value of Trust Investments:

    The realized gains and losses on disposals and changes in unrealized appreciation or depreciation of investments in the Trust for the years ended December 31, 1997, 1996, and 1995 were:

                                                                     U.S.                                     Inter-
                                                Equity           Government                                  national
                                                Index            Obligations          Philip Morris           Equity
                                                 Fund                Fund              Stock Fund              Fund
                                               ---------         -----------          -------------          --------
 1997
 ----
 Realized gains (losses):
   Proceeds                                    $ 211,278           $ 114,509           $ 1,169,804           $ 25,783
   Cost                                          126,652             114,730               976,746             24,285
                                               ---------           ---------           -----------           --------
     Net realized gains
        (losses)                                  84,626                (221)              193,058              1,498
                                               ---------           ---------           -----------           --------

 Unrealized appreciation
   (depreciation):
   Beginning of year                             371,483                (384)              499,853              1,930
   End of year                                   625,591               1,776               492,544                796
                                               ---------           ---------           -----------           --------
      Increase (Decrease)                        254,108               2,160                (7,309)            (1,134)
                                               ---------           ---------           -----------           --------

 Net appreciation
   (depreciation) in fair
    value of investments                       $ 338,734           $   1,939           $   185,749           $    364
                                               =========           =========           ===========           ========

 1996
 ----
 Realized gains:
   Proceeds                                    $ 154,267           $  90,198           $   912,475           $ 13,482
   Cost                                          107,599              90,187               732,182             13,036
                                               ---------           ---------           -----------           --------
     Net realized gains                           46,668                  11               180,293                446
                                               ---------           ---------           -----------           --------

 Unrealized appreciation
   (depreciation):
   Beginning of year                             224,832               2,652               482,740                364
   End of year                                   371,483                (384)              499,853              1,930
                                               ---------           ---------           -----------           --------
      Increase (Decrease)                        146,651              (3,036)               17,113              1,566
                                               ---------           ---------           -----------           --------

 Net appreciation
   (depreciation) in fair
    value of investments                       $ 193,319           $  (3,025)          $   197,406           $  2,012
                                               =========           =========           ===========           ========

 1995
 ----
 Realized gains (losses):
   Proceeds                                    $  86,846           $ 170,836           $   237,900           $  1,592
   Cost                                           73,684             170,697               200,477              1,616
                                               ---------           ---------           -----------           --------
     Net realized gains
        (losses)                                  13,162                 139                37,423                (24)
                                               ---------           ---------           -----------           --------

 Unrealized appreciation
   (depreciation):
   Beginning of year                               9,957                (753)              187,838                  -
   End of year                                   224,832               2,652               482,740                364
                                               ---------           ---------           -----------           --------
      Increase (Decrease)                        214,875               3,405               294,902                364
                                               ---------           ---------           -----------           --------

 Net appreciation
   (depreciation) in fair
    value of investments                       $ 228,037           $   3,544           $   332,325           $    340
                                               =========           =========           ===========           ========


                                                                    Growth
                                                Balanced            Equity
                                                  Fund               Fund                 Total
                                                --------           ---------            ----------
 1997
 ----
 Realized gains (losses):
   Proceeds                                     $ 26,837           $  24,555            $ 1,572,766
   Cost                                           24,190              22,770              1,289,373
                                                --------           ---------            -----------
     Net realized gains
        (losses)                                   2,647               1,785                283,393
                                                --------           ---------            -----------

 Unrealized appreciation
   (depreciation):
   Beginning of year                               2,708                 660                876,250
   End of year                                     5,329              (9,160)             1,116,876
                                                --------           ---------            -----------
      Increase (Decrease)                          2,621              (9,820)               240,626
                                                --------           ---------            -----------

 Net appreciation
   (depreciation) in fair
    value of investments                        $  5,268           $  (8,035)           $   524,019
                                                ========           =========            ===========

 1996
 ----
 Realized gains:
   Proceeds                                     $ 17,103           $  19,723            $ 1,207,248
   Cost                                           16,517              19,686                979,207
                                                --------           ---------            -----------
     Net realized gains                              586                  37                228,041
                                                --------           ---------            -----------

 Unrealized appreciation
   (depreciation):
   Beginning of year                                 413                (919)               710,082
   End of year                                     2,708                 659                876,249
                                                --------           ---------            -----------
      Increase (Decrease)                          2,295               1,578                166,167
                                                --------           ---------            -----------

 Net appreciation
   (depreciation) in fair
    value of investments                        $  2,881           $   1,615            $   394,208
                                                ========           =========            ===========

 1995
 ----
 Realized gains (losses):
   Proceeds                                     $  1,848           $   2,211            $   501,233
   Cost                                            1,817               2,205                450,496
                                                --------           ---------            -----------
     Net realized gains
        (losses)                                      31                   6                 50,737
                                                --------           ---------            -----------

 Unrealized appreciation
   (depreciation):
   Beginning of year                                   -                   -                197,042
   End of year                                       413                (919)               710,082
                                                --------           ---------            -----------
      Increase (Decrease)                            413                (919)               513,040
                                                --------           ---------            -----------

 Net appreciation
   (depreciation) in fair
   value of investments                         $    444           $    (913)           $   563,777
                                                ========           =========            ===========

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (concluded)

 9. Transactions with Parties in Interest:

    The Fiduciaries are not aware of any transaction between the Plan and a party in interest (as defined in ERISA) or disqualified person (as defined in the Code) to the Plan (1) which is prohibited under the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of the Code, or (2) which has not been exempted from such prohibitions pursuant to a class exemption issued by the Department of Labor.

10. Tax Status:

    By letter dated May 1, 1995, the Internal Revenue Service has determined that the Plan, as amended and in effect as of June 1, 1994, constitutes a qualified plan under Section 401(a) of the Code and the related Trust is, therefore, exempt from Federal income taxes under the provisions of Section 501(a) of the Code. The Plan has been subsequently amended and no determination as to the continued qualification of the Plan under Section 401(a) of the Code and of the exemption of the related Trust from Federal income taxes under Section 501(a) of the Code has been sought from the Internal Revenue Service. The Fiduciaries believe that the Plan continues to be designed and operated in accordance with the applicable provisions of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. Accordingly, participants will not be subject to income tax on the Contribution and before-tax contributions made on their behalf by the Participating Companies, on the making of a timely rollover contribution to the Trust, nor on earnings credited to their Accounts until withdrawn or distributed.

11. Plan Termination:

    The Board of Directors of the Company has the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, suspend making the Contribution to the Plan or to terminate the Plan. Each other Participating Company has the right to amend, suspend or terminate its participation in the Plan.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the Corporate Employee Benefit Committee of Philip Morris Companies Inc., having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                   PHILIP MORRIS DEFERRED
                                     PROFIT-SHARING PLAN
                                        (Name of Plan)


                                  By       /s/ TIMOTHY A. SOMPOLSKI
                                    ---------------------------------------
                                         Timothy A. Sompolski, Chairman,
                                      Corporate Employee Benefit Committee
                                        of Philip Morris Companies Inc.

Date:  May 21, 1998

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND
               SCHEDULE I - INVESTMENTS as of December 31, 1997

                            Column A                                        Column B           Column C              Column D
                            --------                                    ---------------      -------------       ---------------
                                                                         Face Amount             Cost
                                                                          or Number            Basis of
 Name of Issuer and Title of Issue                                      of Shares/Units       Investments          Fair Value
----------------------------------                                      ---------------      ------------        ---------------
 EQUITY INDEX FUND  --  32.48%

 GEBT Equity Index Fund  --  32.48%                                         607,050         $ 751,660,394        $ 1,377,251,721
                                                                                            -------------        ---------------
         Total Equity Index Fund                                                              751,660,394          1,377,251,721
                                                                                            -------------        ---------------
 INTEREST INCOME FUND  --  25.60%

 Investment Contracts  --  23.31%
 (The amounts included in Column D for the investment
 contracts represent contract value, see Note 2.)

 Participation Contracts with Institutions  --  5.71%

 Commonwealth Life Insurance Company
    No. 00343 FR       8.68%
    matures            2/28/1998                                         13,429,215            13,429,215             13,429,215
 New York Life Insurance Company
    No. 06121          8.50%
    matures            3/1/1998                                          22,251,355            22,251,355             22,251,355
 Principal Mutual Life Insurance Company
    No. 74811-2        8.87%
    matures            5/1/1998                                          45,527,674            45,527,674             45,527,674
 Allstate Life Insurance Company
    No. 5421           6.47%
    matures            4/7/1999                                          26,308,421            26,308,421             26,308,421
 New York Life Insurance Company
    No. 06989          7.33%
    matures            7/31/1999                                         23,723,252            23,723,252             23,723,252
 Principal Mutual Life Insurance Company
    No. 3-74811-4      5.82%
    matures            9/6/1999                                          37,538,601            37,538,601             37,538,601
 Jackson National Life Insurance Company
    No. G-1036         6.91%
    matures            2/29/2000                                         20,568,084            20,568,084             20,568,084
 Security Life of Denver
    No.  FA 0147       9.10%
    matures            8/1/2000                                           1,217,540             1,217,540              1,217,540
 Continental Assurance Company
    No. GP 24024       6.63%
    matures            8/31/2001                                         26,535,879            26,535,879             26,535,879
 Sun America Life Insurance Company
    No. 4697           6.67%
    matures            12/31/2001                                        24,858,748            24,858,748             24,858,748
                                                                                            -------------        ---------------
         Total Participation Contracts                                                        241,958,769            241,958,769
                                                                                            -------------        ---------------

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND
               SCHEDULE I - INVESTMENTS as of December 31, 1997

                            Column A                                    Column B              Column C               Column D
                            --------                                ---------------         ------------           -----------
                                                                       Face Amount              Cost
                                                                        or Number             Basis of
 Name of Issuer and Title of Issue                                  of Shares/Units         Investments            Fair Value
----------------------------------                                  ---------------         ------------           -----------
 Financial Institution Pools -- 17.60%

 National Westminster Bank
   No. SAM 0104A   5.90%

     GEBT Short-Term Investment Fund                                                        $  483,692             $  483,692
     Federal Home Loan Mortgage Corporation
       matures        8/15/2005                 6.25%                                          893,810                893,810
     Federal Home Loan Mortgage Corporation
       matures        4/1/2008                  7.00%                                           79,353                 79,353
     Federal Home Loan Mortgage Corporation
       matures        8/15/2008                 6.50%                                          854,990                854,990
     Federal Home Loan Mortgage Corporation
       matures        9/1/2008                  6.50%                                           30,035                 30,035
     Federal Home Loan Mortgage Corporation
       matures        12/1/2008                 6.50%                                           32,512                 32,512
     Federal Home Loan Mortgage Corporation
       matures        2/1/2009                  6.50%                                        1,404,982              1,404,982
     Federal Home Loan Mortgage Corporation
       matures        6/1/2009                  6.50%                                           59,933                 59,933
     Federal Home Loan Mortgage Corporation
       matures        10/1/2010                 7.00%                                          171,087                171,087
     Federal Home Loan Mortgage Corporation
       matures        2/1/2011                  6.50%                                           93,670                 93,670
     Federal Home Loan Mortgage Corporation
       matures        2/1/2011                  7.00%                                          525,639                525,639
     Federal Home Loan Mortgage Corporation
       matures        3/1/2011                  7.00%                                          923,254                923,254
     Federal Home Loan Mortgage Corporation
       matures        12/15/2015                6.50%                                        2,173,326              2,173,326
     Federal Home Loan Mortgage Corporation
       matures        1/15/2018                 6.00%                                        3,342,763              3,342,763
     Federal Home Loan Mortgage Corporation
       matures        6/15/2018                 7.00%                                          241,055                241,055
     Federal National Mortgage Association
       matures        6/25/2005                 6.25%                                        1,788,171              1,788,171
     Federal National Mortgage Association
       matures        8/25/2005                 6.00%                                          389,262                389,262
     Federal National Mortgage Association
       matures        7/1/2008                  7.00%                                          664,114                664,114
     Federal National Mortgage Association
       matures        8/1/2008                  7.00%                                          607,449                607,449
     Federal National Mortgage Association
       matures        1/1/2009                  6.50%                                          122,472                122,472
     Federal National Mortgage Association
       matures        2/1/2009                  6.50%                                          402,432                402,432
     Federal National Mortgage Association
       matures        3/1/2009                  6.50%                                          136,288                136,288
     Federal National Mortgage Association
       matures        5/1/2009                  6.50%                                          848,743                848,743

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND
               SCHEDULE I - INVESTMENTS as of December 31, 1997


                            Column A                                     Column B            Column C              Column D
                            --------                                ---------------       ------------           ------------
                                                                       Face Amount             Cost
                                                                        or Number            Basis of
 Name of Issuer and Title of Issue                                  of Shares/Units        Investments            Fair Value
----------------------------------                                  ---------------       ------------           ------------
 Financial Institution Pools (continued)

 National Westminster Bank (continued)

     Federal National Mortgage Association
       matures        8/25/2012                 5.60%                                     $    929,239           $    929,239
     Federal National Mortgage Association
       matures        8/25/2013                 6.70%                                        1,568,013              1,568,013
     Federal National Mortgage Association
       matures        9/25/2015                 6.00%                                        1,779,483              1,779,483
     Federal National Mortgage Association
       matures        6/25/2016                 5.70%                                        1,771,617              1,771,617
     Federal National Mortgage Association
       matures        7/25/2016                 5.65%                                        1,077,996              1,077,996
     Government National Mortgage Association
       matures        12/15/2023                6.50%                                          204,584                204,584
     Government National Mortgage Association
       matures        3/15/2024                 6.50%                                           62,894                 62,894
     Government National Mortgage Association
       matures        4/15/2024                 6.50%                                        1,033,547              1,033,547
     Government National Mortgage Association
       matures        5/15/2024                 6.50%                                        1,184,617              1,184,617
                                                                                          ------------           ------------

 Total National Westminster Bank Contract                                                   25,881,022             25,881,022
                                                                                          ------------           ------------
 Commonwealth Life Insurance Company No. ADA00043TR, 6.23%,
 Peoples Life Insurance Company No. BDA00058TR, 6.39%,
 Trans America Life Insurance Company No. 76587, 5.92%,
 Trans America Life Insurance Company No. 76595, 6.80%,
 Trans America Life Insurance Company No. 76691, 6.33%,
 National Westminster Bank No. 188M, 6.34% & J P Morgan No. APHILMO1, 6.35%

     GEBT Short-Term Investment Fund                                                            76,492                 76,492
     BT GNMA Pooled Fund                        7.27%                                      323,524,625            323,524,625
     United States Treasury Note
       matures         3/31/2002                6.63%                                       10,620,222             10,620,222
     United States Treasury Note
       matures         4/30/2002                6.63%                                       14,546,992             14,546,992
     United States Treasury Note
       matures         9/30/2002                5.88%                                       23,436,510             23,436,510
     United States Treasury Note
       matures         11/30/2002               5.75%                                        2,948,058              2,948,058
     United States Treasury Note
       matures         7/15/2006                7.00%                                       91,375,386             91,375,386
     United States Treasury Note
       matures         5/15/2007                6.63%                                       80,787,286             80,787,286
     United States Treasury Note
       matures         8/15/2007                6.13%                                       52,640,540             52,640,540

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND
               SCHEDULE I - INVESTMENTS as of December 31, 1997

                            Column A                                    Column B               Column C             Column D
                            --------                                ---------------          -----------           ----------
                                                                       Face Amount               Cost
                                                                        or Number              Basis of
 Name of Issuer and Title of Issue                                  of Shares/Units          Investments           Fair Value
----------------------------------                                  ---------------          -----------           ----------
 Financial Institution Pools (continued)

 Commonwealth Life Insurance Company, Peoples Life Insurance
 Company, Trans America Life Insurance Company, National
 Westminster Bank & J P Morgan (continued)

     Federal National Mortgage Association
       matures         11/23/2001               6.35%                                       $   433,627            $   433,627
     Federal National Mortgage Association
       matures         9/9/2003                 5.97%                                           267,573                267,573
     Federal National Mortgage Association
       matures         10/25/2004               8.40%                                         1,077,673              1,077,673
     Federal National Mortgage Association
       matures         11/10/2004               8.63%                                           977,952                977,952
     Federal Home Loan Mortgage Corporation
       matures         11/15/2003               5.50%                                         1,575,419              1,575,419
     Premier Auto TR
       matures         2/4/1999                 7.15%                                           370,048                370,048
     Bayerische Landesbank Girozentrale
       matures         7/19/1999                6.55%                                         2,857,315              2,857,315
     Standard Credit Card Master Trust
       matures         6/7/2000                 6.75%                                           989,048                989,048
     Standard Credit Card Master Trust
       matures         4/7/2001                 6.80%                                           495,812                495,812
     Asian Development Bank NTS
       matures         5/2/2001                 8.50%                                         1,846,154              1,846,154
     American Express Master Trust
       matures         7/15/2001                5.38%                                         5,868,730              5,868,730
     General Electric Cap Corp
       matures         11/1/2001                5.50%                                         2,894,250              2,894,250
     MBNA Master Credit Card Trust
       matures         1/15/2003                6.60%                                         2,016,982              2,016,982
     Ford Credit Auto Loan Master Trust
       matures         2/15/2003                5.50%                                         5,296,284              5,296,284
     First Bank Corporate Card Master Trust
       matures         2/15/2003                6.40%                                         3,741,683              3,741,683
     Outlet Broadcasting
       matures         7/15/2003                10.88%                                        1,553,527              1,553,527
     Avis
       matures         10/20/2003               6.40%                                         5,938,436              5,938,436
     Citibank Credit Card Master Trust
       matures         2/15/2004                6.55%                                         8,941,837              8,941,837
     MBNA Master Credit Card Trust
       matures         11/15/2004               6.60%                                        12,003,593             12,003,593

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND
               SCHEDULE I - INVESTMENTS as of December 31, 1997

                            Column A                                     Column B              Column C              Column D
                            --------                                 --------------          -----------           -------------
                                                                       Face Amount               Cost
                                                                        or Number               Basis of
 Name of Issuer and Title of Issue                                  of Shares/Units           Investments            Fair Value
 ---------------------------------                                  ---------------          ------------          -------------
 Financial Institution Pools (continued)

 Commonwealth Life Insurance Company, Peoples Life Insurance
 Company, Trans America Life  Insurance Company, National
 Westminster Bank & J P Morgan (continued)

     First USA Credit Card Master Trust
       matures         3/17/2005                 6.42%                                       $    5,949,951        $    5,949,951
     Japan Fin Corp
       matures         4/27/2005                 7.38%                                            1,875,654             1,875,654
     International Bank for Recon & Dev
       matures         7/21/2005                 6.38%                                            2,109,865             2,109,865
     NationsBank Credit Card Master Trust
       matures         12/15/2005                6.00%                                            4,853,646             4,853,646
     Bayerische Landesbank Girozentrale
       matures         2/1/2006                  6.17%                                            2,192,441             2,192,441
     Bayerische Landesbank Girozentrale
       matures         2/9/2006                  6.20%                                           11,058,411            11,058,411
     KFW Int'l Fin Inc
       matures         6/1/2006                  8.20%                                            2,911,785             2,911,785
     General Electric Cap Corp
       matures         3/1/2007                  8.85%                                           10,243,755            10,243,755
     General Electric Cap Corp
       matures         7/24/2008                 8.50%                                            1,061,934             1,061,934
     First Plus Home Loan Trust
       matures         3/12/2012                 6.80%                                            5,927,858             5,927,858
     International Bank for Recon & Dev
       matures         3/1/2026                  8.88%                                            1,429,091             1,429,091
     Inter-American Development Bank
       matures         7/15/2027                 6.75%                                            9,517,532             9,517,532
     Merck
       matures         5/3/2037                  5.76%                                            2,329,736             2,329,736
                                                                                             --------------        --------------

 Total Commonwealth, Peoples, Trans America, Nat West & J P Morgan Contracts                    720,563,713           720,563,713
                                                                                             --------------        --------------

         Total Financial Institution Pools                                                      746,444,735           746,444,735
                                                                                             --------------        --------------

         Total Investment Contracts                                                             988,403,504           988,403,504
                                                                                             --------------        --------------
 Short-Term Investments  --  2.29%

 GEBT Short-Term Investment Fund                                            96,953,625           96,953,625            96,953,625
                                                                                             --------------        --------------

         Total Interest Income Fund                                                           1,085,357,129         1,085,357,129
                                                                                             --------------        --------------

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND
               SCHEDULE I - INVESTMENTS as of December 31, 1997

                            Column A                                   Column B              Column C               Column D
                            --------                                --------------         ------------           ------------
                                                                      Face Amount              Cost
                                                                       or Number             Basis of
 Name of Issuer and Title of Issue                                  of Shares/Units         Investments            Fair Value
 ---------------------------------                                  ---------------        ------------           ------------
 U.S. GOVERNMENT OBLIGATIONS FUND  --  3.32%

 Government Securities  --  2.86%

 United States Treasury Notes
    7.125%             due 9/30/1999                                   11,000,000          $ 11,347,126           $ 11,261,250
 United States Treasury Notes
    7.125%             due 2/29/2000                                   28,300,000            29,250,642             29,118,153
 United States Treasury Notes
    5.875%             due 6/30/2000                                   15,200,000            15,075,578             15,268,856
 United States Treasury Notes
    5.625%             due 2/28/2001                                    5,300,000             5,237,766              5,285,902
 United States Treasury Notes
    6.375%             due 8/15/2002                                   23,300,000            23,333,352             23,900,674
 United States Treasury Notes
    6.50%              due 5/15/2005                                   14,375,000            14,459,684             14,985,938
 United States Treasury Notes
    6.50%              due 8/15/2005                                   12,000,000            12,250,609             12,521,280
 United States Treasury Notes
    6.875%             due 5/15/2006                                    8,300,000             8,621,814              8,881,000
                                                                                           ------------           ------------

         Total Government Securities                                                        119,576,571            121,223,053
                                                                                           ------------           ------------
 Federal Agency Obligations  -- .40%

 Federal National Mortgage Association
     6.41%             due 5/22/2000                                    4,000,000             3,989,375              4,055,000
 Federal National Mortgage Association
     5.50%             due 2/2/2001                                    13,020,000            12,784,924             12,849,047
                                                                                           ------------           ------------

         Total Federal Agency Obligations                                                    16,774,299             16,904,047
                                                                                           ------------           ------------
 Short-Term Investments  --  .06%

 GEBT Short-Term Investment Fund                                        2,594,285             2,594,285              2,594,285
                                                                                           ------------           ------------
         Total U.S. Government Obligations Fund                                             138,945,155            140,721,385
                                                                                           ------------           ------------

                PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND
                SCHEDULE I - INVESTMENTS as of December 31, 1997

                            Column A                                   Column B             Column C              Column D
                            --------                                ---------------       ------------         ---------------
                                                                      Face Amount             Cost
                                                                       or Number            Basis of
 Name of Issuer and Title of Issue                                  of Shares/Units        Investments            Fair Value
 ---------------------------------                                  ---------------       ------------         ---------------
 PHILIP MORRIS STOCK FUND  --  30.24%

 Common Stock  --  29.47%

 Tobacco  --  29.47%

 Philip Morris Companies Inc.                                         27,611,611          $ 756,881,577        $ 1,249,425,398

 Short-Term Investments  --  .77%

 GEBT Short-Term Investment Fund                                      32,486,026             32,486,026             32,486,026
                                                                                        ---------------        ---------------

         Total Philip Morris Stock Fund                                                     789,367,603          1,281,911,424
                                                                                        ---------------        ---------------

 INTERNATIONAL EQUITY FUND  --  .91%

 Japanese Equity Index Fund  --  .21%                                    135,567             12,169,697              8,850,053
 Non Japanese Equity Index Fund --  .70%                                 176,330             25,653,032             29,768,806
                                                                                        ---------------        ---------------

         Total International Equity Fund                                                     37,822,729             38,618,859
                                                                                        ---------------        ---------------

 BALANCED FUND  --  2.38%

 Balanced Fund  --  2.38%                                              7,599,884             95,673,695            101,002,457
                                                                                        ---------------        ---------------

         Total Balanced Fund                                                                 95,673,695            101,002,457
                                                                                        ---------------        ---------------

 GROWTH EQUITY FUND  --  1.97%

 Growth Equity Fund  --  1.97%                                         7,262,375             92,677,510             83,517,314
                                                                                        ---------------        ---------------

         Total Growth Equity Fund                                                            92,677,510             83,517,314
                                                                                        ---------------        ---------------

 PARTICIPANTS' LOAN ACCOUNT -- 3.10%

 Loans to Participants -- 3.10%                                      131,375,081            131,375,081            131,375,081
                                                                                        ---------------        ---------------

         Total Participants' Loan Account                                                   131,375,081            131,375,081
                                                                                        ---------------        ---------------

         TOTAL INVESTMENTS                                                              $ 3,122,879,296        $ 4,239,755,370
                                                                                        ===============        ===============